UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 12, 2023

(Date of earliest event reported)

ROBOT CACHE US INC.

(Exact name of issuer as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4330 La Jolla Village Drive, Suite 200

San Diego, California 92122

(Full mailing address of principal executive offices)

(858) 252-4001

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock, par value $0.001 per share Units, each of which consist of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events

Termination of Offering

The Board of Directors of Robot Cache US Inc. (the “Company”), having determined that current market conditions along with the early projected trajectory of the Company’s Regulation A Offering of the Company’s common stock (the “Offering”) did not indicate that continuing the Offering was in the best interests of the Company and its stockholders, elected to terminate the Offering, as authorized by the relevant Form 1-A Offering Circular. The termination of the Offering was effective on October 12, 2023.

The Company will return all investor funds to investors that subscribed to shares of the Company under the Offering.

The Company may in the future file an offering statement on Form 1-A to qualify additional securities for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Board.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOT CACHE US INC.

by:	/s/ Lee Jacobson
Name:	Lee Jacobson
Its:	CEO (Principal Executive Officer)
Date:	October 19, 2023